Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in the Report and, if not defined in the Report, in the Proxy Statement/Prospectus.

Introduction

The Company and Marti Technologies Inc. are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination and the related adjustments described in the accompanying notes. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of December 31, 2022 gives pro forma effect to the Business Combination as if it were completed on December 31, 2022. The unaudited pro forma condensed combined statement of operations for the year December 31, 2022 gives pro forma effect to the Business Combination as if it were completed on January 1, 2022.

The unaudited pro forma condensed combined financial information gives effect to the following:

•	The Business Combination and the other transactions contemplated by the Business Combination Agreement; and

•	The recognition of $53.0 million in gross proceeds raised as part of the PIPE financing and other financing sources, including the Pre-Fund Notes, in connection with the Business Combination.

The unaudited pro forma condensed combined financial information is based upon and should be read in conjunction with:

•	the audited historical financial statements of each of Marti and the Company as of and for the year ended December 31, 2022, and the related notes thereto, included in the Proxy Statement/Prospectus and incorporated herein by reference; and

•	the sections of the Proxy Statement/Prospectus titled “Galata Management’s Discussion And Analysis of Financial Condition and Results of Operations” and “Marti Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which information is incorporated herein by reference.

The foregoing historical financial statements have been prepared in accordance with GAAP. The unaudited pro forma condensed combined financial information has been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial information. The pro forma adjustments reflect transaction accounting adjustments related to the Business Combination, which is discussed in further detail below. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent New Marti’s consolidated results of operations or consolidated financial position that would actually have occurred had the Business Combination been consummated on the dates assumed or to project New Marti’s consolidated results of operations or consolidated financial position for any future date or period.

Description of the Business Combination

On July 10, 2023, the Company and Marti consummated the previously announced Business Combination Agreement, dated July 29, 2022, by and among the Company, Marti and Merger Sub. The Business Combination Agreement provided that the parties thereto would enter into the Business Combination pursuant to which, among other things, Merger Sub would merge with and into Marti with Marti surviving the merger as a wholly owned subsidiary of the Company.

Management concluded that Marti is the accounting acquirer and the Company is the accounting acquiree, and the Business Combination is accounted for as a reverse capitalization. All debts, liabilities and duties of Marti and the Company have become the debts, liabilities and duties of New Marti, as defined by the Business Combination Agreement.

The Business Combination Agreement provided that:

•	on the day prior to the closing date of the Merger (the “Closing Date” and such closing, the “Closing”), (a) each then issued, outstanding and unexercised warrant (a “Marti Warrant”) to purchase shares of Marti Preferred Stock (as defined below) would be exchanged on a cashless basis for shares of Marti’s Preferred Stock, par value $0.00001 per share (“Marti Preferred Stock”), designated as Marti SeriesA1 Preferred Stock, Marti Series A-2 Preferred Stock, Marti Series A 3 Preferred Stock, Marti SeriesB1 Preferred Stock, Marti Series B-2 Preferred Stock or Marti Series B 3 Preferred Stock in the Amended and Restated Certificate of Incorporation of Marti (the “Marti Charter”), in each case in accordance with the applicable provisions of such Marti Warrant, and, immediately thereafter, (b) each then outstanding share of Marti Preferred Stock (including the Marti Warrants converted to Marti Preferred Stock pursuant to clause (a)) would automatically convert into a number of shares of common stock, par value $0.00001 per share, of Marti (“Marti Common Stock), at the then-effective conversion rate as calculated pursuant to the Marti Charter (the “Conversion”);

•	on the Closing Date of the Merger immediately before the effective time of the Merger (the “Effective Time”), in accordance with the Amended and Restated Memorandum and Articles of Association of the Company (the “Existing Articles of Association”), each then outstanding Class B ordinary share, par value $0.0001 per share, of the Company (“Founder Shares”) would be converted, on a one-for-one basis, into a Class A ordinary share, par value $0.00001 per share, of the Company (the “Class A Ordinary Shares”); and

•	at the Effective Time, (a) each then outstanding share of Marti Common Stock (including shares of Marti Common Stock resulting from the Conversion, but excluding unvested restricted shares of Marti Common Stock (such shares, “Marti Restricted Stock”)) would be cancelled and converted into the right to receive (1) a number of Class A Ordinary Shares equal to the applicable exchange ratio (determined in accordance with the Business Combination Agreement and as further described in the Proxy Statement/Prospectus), and (2) the contingent right to receive certain earnout shares; (b) each outstanding and unexercised option of Marti (a “Marti Option”), whether or not vested, would be converted into (1) an option exercisable for a number of Class A Ordinary Shares, based on the exchange ratio (determined in accordance with the Business Combination Agreement and as further described in the Proxy Statement/Prospectus) and (2) the contingent right to receive certain earnout shares; and (c) each outstanding award of Marti Restricted Stock would be converted into (1) an award covering restricted Class A Ordinary Shares based on the exchange ratio (determined in accordance with the Business Combination Agreement and as further described in the Proxy Statement/ Prospectus) and (2) the contingent right to receive certain earnout shares.

Ownership

Pursuant to the Existing Articles of Association, the Company’s public shareholders were offered the opportunity to redeem, upon closing of the Business Combination, the Company’s Class A Ordinary Shares held by them for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account. The unaudited pro forma condensed combined financial statements reflect the actual redemption of 13,750,487 shares of the Company’s Class A Ordinary Shares at approximately $10.58 per share.

The following summarizes the pro forma number of the Company’s Class A Ordinary Shares issued and outstanding at the Closing Date:

	Number of Shares	% Ownership
Existing Marti shareholders	44,356,333	91.3%
Class B Ordinary shareholders	3,593,750	7.4%
Public shareholders	624,516	1.3%
Total	48,574,596	100.0%

Accounting for the Business Combination

The Business Combination is accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, the Company has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the Marti equity holders having a relative majority of the voting power of the Company. Accordingly, for accounting purposes, the financial statements of the combined entity represent a continuation of the financial statements of Marti with the acquisition being treated as the equivalent of Marti issuing stock for the net assets of the Company, accompanied by a recapitalization. The net assets of the Company are stated at fair value, with no goodwill or other intangible assets recorded.

Basis of Pro Forma presentation

The historical financial information has been adjusted to give pro forma effect to the transaction accounting required for the Business Combination. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the combined entity upon the Closing.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined entity will experience. Marti and the Company did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined information has been prepared based on the fact that the Company’s shareholders exercised their redemption rights with respect to 13,750,487 Class A Ordinary Shares of the Company (at a redemption price of approximately $10.58 per share).

Accounting policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the Company’s and Marti’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of December 31, 2022
(in thousands)

(in thousands)	Marti (Historical)	Galata (Historical)	Pro Forma Adjustments (*)	Reference	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	10,498	252	36,064	1a, 1b, 1c, 1d, 1e	46,814
Accounts receivable, net	375	—	—		375
Inventories	3,332	—	—		3,332
Right of use assets	2,683	—	—		2,683
Other current assets	3,566	71	(71)	2	3,566
– VAT receivables	3,135	—	—		3,135
– Other	431	71	—	2	431
Total current assets	20,454	323	35,993		56,770
Non-current assets
Property, equipment and deposits, net	19,423	—	—		19,423
Right of use assets	841	—	—		841
Intangible assets	160	—	—		160
Prepaid expenses	—	—	—		—
Investment in trust account	—	148,745	(152,095)	3a, 1c	(3,350)
Total non-current assets	20,424	148,745	(152,095)		17,074
Total assets	40,878	149,068	(116,102)		73,844

(in thousands)	Marti (Historical)	Galata (Historical)	Pro Forma Adjustments (*)	Reference	Pro Forma Combined
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term financial liabilities, net	7,294	—	—		7,294
Lease liabilities	2,153	—	—		2,153
Accounts payable	3,574	—	—		3,574
Deferred revenue	1,328	—	—		1,328
Accrued expenses and other current liabilities	1,518	3,154	(3,154)	4	1,518
Total current liabilities	15,867	3,154	(3,154)		15,867
Non-current liabilities
Long-term financial liabilities, net	16,380	—	43,000	1a	59,380
Lease liabilities	674	—	—		674
Other non-current liabilities	357	—	—		357
Deferred underwriting commission	—	5,031	(5,031)	1d	—
Total non-current liabilities	17,411	5,031	37,969		60,411
Total liabilities	33,278	8,185	34,815		76,278
Stockholders’ equity
Common stock	—	—	—		—
Class A ordinary shares subject to possible redemption; 14,375,000 shares (at $10.15 and $10.00 per share)	—	145,870	(106,928)	3a, 5	38,942
Class B ordinary shares, $0.0001 par value, 20,000,000 shares authorized, 3,593,750 shares issued and outstanding	—	—	—		—

(in thousands)	Marti (Historical)	Galata (Historical)	Pro Forma Adjustments (*)	Reference	Pro Forma Combined
Preferred stock series A (Series A Preferred stock, $0.00001 par value 10,076,873 shares authorized and; 10,076,873 shares issued and outstanding at December 31, 2022)	12,723	—	—		12,723
Preferred stock series B (Series B Preferred stock, $0.00001 par value; 12,144,020 shares authorized and; 11,985,282 shares issued and outstanding at December 31, 2022)	38,559	—	(38,559)	5	—
Additional paid in capital	3,059	—	—		3,059
Accumulated other comprehensive loss	(7,558)	—	—		(7,558)
Accumulated deficit	(39,183)	(4,987)	(5,430)	2, 4, 1e	(49,600)
Total stockholders’ equity	7,600	140,883	(150,917)		(2,434)
Total liabilities and stockholders’ equity	40,878	149,068	(116,102)		73,844

(*)	Pro forma adjustments are computed assuming the transaction was consummated on the date of the latest balance sheet (December 31, 2022) included in the filing.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2022
(in thousands)

(in thousands)	Marti (Historical)	Galata (Historical)	Pro Forma Adjustments (*)	Reference	Pro Forma Combined
Revenue	24,988	—	—		24,988
Cost of revenues	(27,093)	—	—		(27,093)
Gross profit	(2,105)	—	—		(2,105)
Operating expenses:			—
Research and development expenses	(1,878)	—	—		(1,878)
General and administrative expenses	(9,041)	(2,952)	2,952	7	(9,041)
Selling and marketing expenses	(1,646)	—	—		(1,646)
Other income	186	—	—		186
Other expenses	(397)	—	—		(397)
Total operating expenses	(12,776)	(2,952)			(12,776)
Loss from operations	(14,881)	(2,952)			(14,881)
Financial income	2,567	2,115	(2,115)	8	2,567
Financial expense	(1,932)	—	(8,513)	1e	(10,445)
Loss before income taxes	(14,246)	(837)			(22,759)
Income tax expense	—	—	—		—
Net loss	(14,246)	(837)			(22,759)
Other comprehensive loss
Changes in foreign currency translation adjustments	(337)	—	—		(337)
Total comprehensive loss	(14,583)	(837)			(23,096)

(*)	Pro forma adjustments are computed assuming the transaction was consummated on January 1, 2022.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The pro forma adjustments have been prepared as if the Business Combination had been consummated on December 31, 2022 in the case of the unaudited pro forma condensed combined balance sheet, and on January 1, 2022, the beginning of the earliest period presented, in the case of the unaudited pro forma condensed combined statements of operations.

The unaudited pro forma condensed combined financial information has been prepared assuming the following methods of accounting in accordance with GAAP.

The Business Combination is accounted for as a reverse recapitalization in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined entity represent a continuation of the financial statements of Marti with the acquisition being treated as the equivalent of Marti issuing stock for the net assets of the Company, accompanied by a recapitalization. The net assets of the Company are stated at fair value, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined financial information is based upon and should be read in conjunction with the audited historical financial statements of each of Marti and the Company as of and for the year ended December 31, 2022, and the related notes thereto, included in the Proxy Statement/Prospectus and incorporated herein by reference; and

The unaudited pro forma condensed combined financial information does not give effect to any synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination and related transactions.

The unaudited pro forma condensed combined financial information does not give effect to any income tax benefit associated with the pro forma adjustments as such pro forma adjustments result in the generation of additional net operating losses offset by a full valuation allowance recorded on such net operating losses as it is more-likely than-not that the net operating losses will not be utilized.

The pro forma adjustments reflecting the completion of the Business Combination and related transactions are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Marti and the Company.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the combined entity’s additional paid-in capital and are assumed to be cash settled. One-time non-recurring charges anticipated to be recorded prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as an increase to the combined entity’s accumulated deficit and are included in the unaudited pro forma condensed combined statement of operations for the years ended December 31, 2022.

2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2022

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2022 are as follows:

1.                   Represents adjustments for 1a) Represents the net proceeds of $35,500,000 from the PIPE financing. The entire amount is recorded as long term liabilities as none of the convertible notes will be converted into equity within one year subsequent to the closing. The key terms of the PIPE financing include a convertible debt instrument that features 10% cash interest, 5% PIK interest, and a five year maturity that begins upon the closing. Following the $10.00 listing price, the PIPE features an equity conversion price of the lower of $11.50 per share and a 15% premium to the volume weighted average trading price in the 20 days 12 months post-listing, to be no lower than $5.75 per share. The convertible note holders have a pledge over the documents, general intangibles, intellectual property, investment property, and books and records of the Company. The indenture is a registered and publicly tradeable instrument with a secondary market; 1b) Pre-fund Notes proceeds amounting to $17,500,000 after January 1, 2023; 1c) Net trust balance after redemptions (representing 624,513 Class A Ordinary Shares at approximately $10.58 per share) amounting to $6,607,655; 1d) Deferred underwriting fees amounting to $5,031,000 paid at closing; 1e) Represents transaction costs of $8,513,100 incurred concurrent with the Closing, which in total amount to $36,063,555.

2.                   Represents adjustments for liquidation of prepaid expenses.

3.                   Represents the adjustment to investment in trust account due to 3a) Redemption amount of $145,486,924 in Trust Account Balance as of the Redemption Date (13,750,487 Class A Ordinary Shares) from equity, 1c) reclassification of Net Trust Balance after shareholder redemptions (representing 624,513 Class A Ordinary Shares) amounting to $6,607,655 into cash and equivalents, 1d) which in total amounting to $152,094,579.

4.                   Represents the extinguishment of the Company's accrued expenses, resulting in payment of expense accruals due to the Merger.

5.                   Represents conversion of each issued and outstanding share of the Company’s Preferred Stock on the Closing Date into a number of Class A Ordinary Shares of new Marti Common Stock.

3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2022

The adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 are as follows:

7.                   Represents the adjustment to net-off general and administrative expenses not related to the issuance of debt with net assets.

8.                   Represents the removal of interest earned on marketable securities held in the trust account.

1e.                 Represents the transaction costs of $8,513,100 incurred prior to/or concurrent with the Closing.